March 21, 2005

Mail Stop 0406

Mr. Scott C. Taylor, Secretary
Phoenix Technologies, Ltd
915 Murphy Ranch Road
Milipitas, California 95035


	RE:	Phoenix Technologies, Ltd
		Form 10-K for the year ended September 30, 2004
		Form 10-Q for the quarter ended December 31, 2004
		File No: 0-17111


Dear Mr. Taylor:

	The staff has performed a financial review of the above referenced filings and has the following comments on your Annual Report on Form 10-K for the year ended September 30, 2004 and your other periodic filings. In our comments, we ask you to file amendments to your previous 1934 Act filings as well as to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments. Your response to this letter should be filed on EDGAR with the Commission no later than March 31, 2005. If you are unable to respond by this date, please contact us as soon as possible.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      Accounting Comments

Form 10-K for the year ended September 30, 2004

Item 9A Procedures and Controls
1. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective subject to certain limitations.
Your chief executive officer and chief financial officer must definitively state, in clear and unqualified language, whether your disclosure controls and procedures are effective for the periods covered by the various reports. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.
2. In light of the fact that a material weakness existed with respect to the periods covered by the various periodic reports, revise your disclosures to disclose in specific detail the basis for your officers` conclusions that the company`s disclosure controls and procedures were effective for those periods.
3. Describe in greater detail the nature of the material weakness. Disclose also when the material weakness was identified, by whom it was identified, and when the material weakness first began.
4. Further, disclose in greater detail the nature of the internal control deficiencies relating to inadequate management review of the financial statement close process and the lack of technical accounting resources to adequately perform certain non-routine financial reporting processes. Supplementally address why these internal control deficiencies do not rise to the level of a material weakness as well.
5. Address in specific detail the steps being taken to address both the material weakness and internal control deficiencies noted. Address the costs to rectify these problems.


Note 2. Summary of Significant Accounting Policies

Revenue Recognition
6. We note the disclosure that you may execute multiple contracts with the same customer several times throughout a year. Supplemantlly explain the process of determining the appropriate accounting treatment of these arrangements. Refer to TPA 5100.39.
7. We note you recognized a significant increase in revenues during the quarter ended December 31, 2004, primarily due to the structuring of an arrangement with a customer in Taiwan in which you recognized the entire amount under the Volume Purchase Agreement or VPA upfront, totaling $6.9 million. Address supplementally your accounting for this arrangement including why it was appropriate to recognize the entire arrangement fee upfront. How does your accounting for this arrangement differ from other VPAs? Address the specific nature and terms of the arrangement, including the length, acceptance terms, payment terms, right of return and any other material aspect of this arrangement. Supplementally provide us with a copy of the signed arrangement or contract entered into with this customer. Further, address whether this is a new or a repeat customer.
8. Supplementally address why is it appropriate under existing authoritative accounting literature to record revenues in a quarterly period based on actual consumption in the succeeding period. You indicate that these revenues are recognized once they have been invoiced and billed to the OEM/ODM. Address customer acceptance, payments terms, rights of return and any warranty obligations which may exist which may preclude revenue recognition.
9. Supplementally address the business purpose of entering into paid-up license arrangements. Tell us the specific nature and terms including length of these software license arrangements. Do you provide any specified upgrades or enhancements or any payment discounts in these types of arrangements?
10. Tell us how you determine what constitutes your normal customary payment terms. Provide an analysis that supports your conclusion. Indicate if your payment terms vary by customer type, arrangement size, and product mix. If so, tell us how you evaluated those factors in determining your normal customary payment terms. See paragraphs 28 and 112 of SOP 97-2. Disclose the typical payment terms of your arrangements, the amount of any down payment, any refund provisions or whether any payments are subject to specific milestones or customer acceptance provisions.
11. Tell us if services offered in connection with software licenses are essential to the functionality of the software. Explain how you applied the guidance in paragraphs 70-71 of SFAS 97-2 in your accounting.
12. Provide the disclosure requirements summarized in Appendix C of
SOP 81-1. Also, disclose the manner in which losses on contracts are determined. See paragraph 85 of SOP 81-1. Provide us this disclosure supplementally.


Note 10. Segment Reporting
13. Please revise to provide the disclosures required by paragraph
37
of SFAS 131 for each of your software products within your
identified
sectors: PC/Server Core System Software, PC/Server Applications
and
Non-PC Devices.
******

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions should be directed to Sherri Bowen on (202)
942-
1800 or to                 Marc Thomas at (202) 942-1792 . You may
also address questions to the undersigned on (202) 942-1800 as I supervised the review of your filing.


							Sincerely,



							Craig D. Wilson,
							Senior Assistant Chief
Accountant